DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com
Howard Clowes howard.clowes@dlapiper.com T 415.836.2510 F 415.659.7410

January 12, 2012	OUR FILE NO. 340850-902700
VIA E-MAIL

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Extreme Networks, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011
Filed on August 30, 2011 and October 31, 2011, respectively
File No. 000-25711

Dear Ms. Collins:

Extreme Networks, Inc. (the “Company”) is submitting the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated January 4, 2012, with respect to the Company’s Form 10-K and 10-K/A for the fiscal year ended July 3, 2011. The italicized paragraph below restates the comment from the Staff’s comment letter, and the discussion that follows is the Company’s response to the Staff’s comment. On behalf of our client, we hereby provide the following responses.

Form 10-K for the Fiscal Year Ended July 3, 2011

Business, page 3

1. Please provide us with additional information about the nature of your backlog. You are required to disclose the dollar amount of the backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii) of Regulation S-K. It is unclear why you omit disclosure, both quantitatively and qualitatively, of your cancelable orders that have not been fulfilled on page 7 of your annual report. For example, it is unclear how much of your orders relate to short lead times or the average number of days those orders are fulfilled. Further, you disclose on pages 15, 19, and 37 of your annual report that you are subject to periodic disruptions in your supply chain. It is also unclear whether such disruptions generally cause immediate cancellation of your orders or if they have led to periodic backlogs of orders. A discussion of your supply chain and any recent supply disruptions would enable investors to determine the significance of your backlog disclosures.

In response to the Staff’s comment, the Company defines “backlog” as product orders received from distributors, resellers, and end-user customers but not shipped before the end of the quarter. Although the Company believes that the orders included in the backlog are firm, all

January 12, 2012

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orders are subject to possible rescheduling by customers, cancellation by customers which the Company may elect to allow without penalty to the customer, and further pricing adjustments on orders from distributors. Therefore, the Company does not believe that its backlog, as of any particular date, is necessarily indicative of actual revenue for any future period.

Additionally, the Company does not believe that there were any supply chain issues in FY11 which materially impacted the backlog.

The Company will disclose backlog as of the balance sheet dates in future Form 10-K filings. The amount of total backlog orders as of July 3, 2011 and June 27, 2010 was approximately $12.7 million and $17.5 million respectively.

Risk Factors, page 11

2. Please provide us with your consideration to provide quantitative disclosure of your “erosion of average selling prices” for recent periods in your risk factor “We Expect The Average Selling Prices Of Our Products To Decrease, Which May Reduce Gross Margin And/Or Revenue” on page 12 of your annual report. It appears such quantitative disclosure would enable investors to evaluate the risks involved with the price erosion that has traditionally occurred in your industry and your operations.

The Company acknowledges the intention of the Staff’s comment to provide additional useful disclosure to our stockholders. However, “average selling prices” would vary significantly on a product by product basis, and are not easily compared from period to period due to changes in product offerings, product features, competitive and industry pricing trends, etc. The Company does not calculate or present “average selling prices” in management or Board reports. However, when it refers to “average selling prices” the Company is referring to the general trend of the price of a particular product across the industry to decline, something that industry analysts track and regularly report, and the Company believes stockholders understand this general reference and trend. We also note that disclosing changes in average selling prices on a product by product basis would be damaging to the Company’s business from a commercial standpoint. While its customers are generally aware of the trend of prices for a particular type of product to decrease, if the Company were able to calculate, and did disclose, those specific declines, it would present an advantage to customers in pricing negotiations.

January 12, 2012

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Item 8. Financial Statements and Supplementary Data

Note 3. Commitments, Contingencies, and Leases

Legal Proceedings, page 60

3. For your intellectual property litigation and other legal matters, you indicate that the company intends to defend them vigorously and it cannot predict the ultimate outcome of the matter at this time due to inherent uncertainties of litigation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. In your response, please tell us if you have accrued any amounts for probable losses related to these matters.

In response to the Staff’s comment, the Company advises the Staff that it regularly evaluates the status of the legal proceedings in which it is involved, to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4 as to legal proceedings where the Company has determined that a loss is reasonably possible. Although the Company believes its prior disclosure was sufficient because the Company is unable at this time to reasonably determine the range of possible loss, in light of the Staff’s comment, the Company will reevaluate our disclosure beginning with the Form 10-Q for the quarterly period ending January 1, 2012.

The Company anticipates that it will provide disclosure in the Notes to Consolidated Financial Statements substantially to the effect of the following:

The Company has been, and expects that it will in the future be, a party to various legal proceedings, investigations or claims. In accordance with applicable accounting guidance, the Company records accruals for certain of its outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, at least on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. When a loss contingency is not both probable and reasonably estimable, the Company does not record a loss accrual.

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However, if the loss (or an additional loss in excess of any prior accrual) is at least a reasonable possibility and material, then the Company would disclose an estimate of the possible loss or range of loss, if such estimate can be made, or disclose that an estimate cannot be made. The assessment whether a loss is probable or a reasonable possibility, and whether the loss or a range of loss is estimable, involves a series of complex judgments about future events. Even if a loss is reasonably possible, the Company may not be able to estimate a range of possible loss, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel or unsettled legal theories or a large number of parties. In such cases, there is considerable uncertainty regarding the ultimate resolution of such matters, including the amount of any possible loss, fine or penalty. Accordingly, for current proceedings, the Company is currently unable to estimate any reasonably possible loss or range of possible loss. However, an adverse resolution of one or more of such matters could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.

The Company has not determined that any current legal proceeding is reasonably likely to result in a loss and therefore has not accrued any material losses as of July 2, 2011. The Company is generally involved in a limited number of litigations, but to date the litigations the Company has been involved in have been complex, and their outcomes, which have generally depended upon judicial determinations, very difficult to predict. However, in the event that the Company determines in the course of evaluating the status of the legal proceedings that a loss is reasonably likely as to any matter, and is estimable, the Company will include disclosure to the extent it could be material.

For any legal proceedings that are disclosed in the Company’s periodic filings, but as to which the Company cannot estimate a range of losses, the Company will state that it cannot make such an estimate.

In responding to the Staff’s comments, the Company has authorized us to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 12, 2012

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If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (415) 836-2510.

Very truly yours,

/s/ Howard Clowes

DLA Piper LLP (US)

Howard Clowes

Partner

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